Howard Kenny

+1.212.309.6843

howard.kenny@morganlewis.com

January 11, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	enGene Holdings Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 15, 2023

File No. 333-275700

Ladies and Gentlemen:

On behalf of enGene Holdings Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated December 26, 2023 (the “December 2023 Letter”), relating to the above referenced Amendment No. 1 to the Registration Statement on Form S-1 filed December 15, 2023 (the “Amendment”), with respect to the Registration Statement on Form S-1 filed November 22, 2023 (the “Registration Statement”).

In advance of the Company’s filing of an Amendment No. 2 to the Registration Statement (the “Second Amendment”), we respectfully request that the Staff review supplementally proposed changes that address the comments from the Staff’s December 2023 Letter (the “Proposed Changes”). For your convenience, we have restated the Staff’s comments from the December 2023 Letter below in their entirety in bold, followed by the corresponding responses from the Company. The Proposed Changes are attached hereto as Exhibit A.

Cover Page

1.

We note your revisions in response to prior comment 1, please continue to revise to disclose the effective price per share paid for the common shares issued to the investors in the PIPE Financing and to the investors party to the Non-Redemption Agreement.

Response: In response to the Staff’s comment, the Company will revise the prospectus cover page and page 17, as shown on the Proposed Changes attached hereto.

2.

We note your revisions in response to prior comment 2 but do not see related disclosure in the prospectus summary or risk factors as requested. Please advise or revise as appropriate. In addition, as applicable, and as requested by prior comment 2, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company will revise the prospectus cover page and pages 12, 16, 85, and 88, as shown on the Proposed Changes attached hereto. With respect to the impact on liquidity and the ability of the Company to fund operations of the Company with current cash on hand, the Company will provide an updated discussion of such matters in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MDA”) which will be revised to discuss results for the Company’s fiscal year ended October 31, 2023, and its financial condition as of October 31, 2023. The updated MDA will be included in the Second Amendment.

Risk Factors

Certain existing securityholders acquired their securities in enGene at prices below the current trading price of such securities..., page 83

3.

We note this risk factor provided in response to prior comment 4. As requested by that comment, also disclose that even though the current trading price is below the SPAC’s IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to the Staff’s comment, the Company will revise the risk factor on page 85, as shown on the Proposed Changes attached hereto.

* * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1.212.309.6843 or Maria Sasinoski at +1.412.560.7482.

Very truly yours,
/s/ Howard Kenny

Exhibit A

Proposed Changes